EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Amendment No. 1 to Registration Statement No. 333-136066 on Form S-4 of our report dated March 28, 2006 (September 27, 2006 as to the effect of the June 16, 2006 acquisitions described in Note 1 and other subsequent events described in the first paragraph of Note 9 and in Note 16) relating to the financial statements of Jacobs Entertainment, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph to describe the retroactive presentation of the financial statements due to the June 16, 2006 acquisitions) appearing in the prospectus, which is part of this registration statement.

        We also consent to the reference to us under the heading "Experts" in such prospectus.

/s/ Deloitte & Touche LLP

Denver, Colorado
September 28, 2006